HXT HOLDINGS, INC.
100 Wall Street, 15th Floor,
New York, New York 10005
212-232-0120

January 23, 2009

Mr. Michael F. Johnson
Mr. Jay Ingram
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	HXT Holdings, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed on December 3, 2008
File No.: 333-146796

Dear Mr. Johnson and Mr. Ingram:

Reference is made to your comment letter, dated December 10, 2008, HXT Holdings, Inc. (the “Company”), relating to the amended registration statement referred to above (the “Comment Letter”).

The Comment Letter advises that the referenced Amendment No.3 to Registration Statement fails in material respects to comply with the requirements of the Series Act of 1933, the rules and regulations under that Act, and the requirements of the form; specifically, the financial statement requirements of Articles 8-02 or 8-08 of Regulation S-X. We have therefore revised our filing accordingly.

In accordance with your request, on behalf of the Company we represent as follows:

•
the Company acknowledges that, should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company acknowledges that it may not assert staff comments and the declaration of  effectiveness as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Very truly yours,
/s/ Ding Hong Shen
Name:	Ding Hong Shen
Title:	CFO, Chief Accounting Officer and Director